Exhibit 99.1

NexGen Signs Impact Benefit Agreement with Clearwater River Dene Nation

VANCOUVER, BC, April 25, 2022 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the signing of an Impact Benefit Agreement ("IBA") with the Clearwater River Dene Nation ("CRDN"), covering all phases of the Rook I Project ("Rook I" or the "Project"), which hosts the 100% owned Arrow uranium deposit.

NexGen signs a historic IBA with CRDN. The Rook I Project is located within the traditional territory of the CRDN. The IBA defines the environmental, cultural, economic, employment and other benefits to be provided to the CRDN by NexGen in respect of the Project, and to confirm the consent and support of CRDN for the Project throughout its complete lifecycle, including reclamation. The Agreement was negotiated and developed out of the Study Agreement that was signed in 2019 between NexGen and the CRDN. The Study Agreement formalized engagement with the CRDN to identify potential impacts to Aboriginal and treaty rights and socio-economic interests, and identify potential avoidance and accommodation measures in relation to the Project whilst acknowledging the duty to consult remains with the Crown. Further, the Study Agreements provided CRDN support to negotiate the IBA. Note, the IBA does not abrogate, extinguish, or constitute the abandonment of any existing Aboriginal, inherent, or treaty rights of the CRDN recognized and affirmed pursuant to Section 35 of the Constitution Act, 1982. Importantly, the Agreement is entered into in recognition of the Aboriginal and Treaty Rights of the CRDN.

Chief Teddy Clark of Clearwater River Dene Nation, commented: "Since as early as 2013, the Rook I Project has been a platform for both NexGen and CRDN to set a new and elite standard on Indigenous engagement, participation, and partnerships, for projects in the traditional territory of Indigenous peoples. The signing of this IBA formalizes these new standards, and provides the CRDN and all its members the opportunities for lifelong, sustainable jobs and business opportunities right in our own backyard. The IBA encompasses the most important principles to CRDN and its people in environmental protection and assurance and support for culture and traditional values. These important articles of the IBA, in addition to the financial aspects, provide CRDN and its members the opportunity to be a major partner in the responsible development of the Rook I Project for the entire life of the mine. Our community and NexGen have built a meaningful relationship over the past 10 years, based on respect, trust, and confidence, and this agreement formalizes this relationship. NexGen has always demonstrated it truly wants success for CRDN and its members and we look forward to advancing the Rook I Project with NexGen, throughout all phases of its lifecycle."

Leigh Curyer, Chief Executive Officer of NexGen, commented: "The signing of this Agreement reflects the meaningful respect, trust and commitment over the past ten years between NexGen and the CRDN. The Agreement formalizes NexGen's commitment of working in partnership with local Indigenous communities, with the mutual objective to responsibly develop the Rook I Project. I commend Chief Clark, his council and the entire CRDN engagement team for their deep commitment to CRDN and its membership, and their collaboration in working with NexGen to finalize this industry leading IBA. This is coincident with the Rook I Project transitioning into a very exciting stage of development with numerous site-based infrastructure and preparatory construction programs to commence in 2022."

About NexGen

NexGen is a British Columbia corporation focused on the development of the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada, into production. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines elite environmental performance as well as industry leading economics. Rook I hosts the Arrow Deposit that hosts Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Environmental and Social Responsibility Award.

www.nexgenenergy.ca

Technical Disclosure

All technical information in this news release has been reviewed and approved by Anthony (Tony) George, P.Eng., NexGen's Chief Project Officer, a qualified person under National Instrument 43-101.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR ( www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website ( www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated  February 25, 2022 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca; www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 25-APR-22